 Filed Pursuant to Rule 253(g)(2)
File No. 024-10487

MEDALIST DIVERSIFIED REIT, INC.

SUPPLEMENT NO. 2 DATED DECEMBER 1, 2017
TO THE OFFERING CIRCULAR DATED AUGUST 17, 2017

This document supplements, and should be read in conjunction with, the offering circular of Medalist Diversified REIT, Inc. (“we,” “our”, “us” or the “Company”), dated August 17, 2017, as supplemented, referred to herein as the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to disclose: (i) our management’s determination that it intends to cause us to list our common stock on the NYSE MKT, or another national securities exchange rather than the OTCQX or OTCQB operated by OTC Markets Group, Inc.; and (ii) our recent acquisition of the Greensboro Airport Hampton Inn Property.

Listing Intention

We intend to apply for listing our common stock on the NYSE MKT or another national securities exchange on or after the termination date of our offering. As a result, all references to our intention to apply for quotation of our common stock on the OTCQX or OTCQB are hereby deleted from the Offering Circular. There can be no assurance that we will successfully list our securities or that a public market will develop for our common stock. If we are unable to list on a national securities exchange or our board determines it is not in our best interests to list on a national securities exchange, we intend to pursue a liquidity event such as a merger or portfolio sale within seven years of the termination of our offering.

If we list on a national securities exchange, we will be required to register our common stock under the Exchange Act of 1934, as amended (the “Exchange Act”) and become subject to significant regulation, including the reporting obligations of the Exchange Act, in excess of the requirements of Tier II of Regulation A. Such regulatory obligations will result in increased compliance expense to us, regardless of our size as of a listing event. As a result, if we list with only a limited capitalization, such additional compliance costs may materially and adversely affect our cash available to pay dividends and the value of our common stock.

Acquisition of Greensboro Airport Hampton Inn Property

On November 3, 2017, the Company, through MDR Greensboro, LLC (“MDR Buyer”), a Delaware limited liability company and wholly owned subsidiary of Medalist Diversified Holdings, L.P., our operating partnership (the “OP”), entered into a series of transactions to acquire an undivided tenant-in-common interest in the property commonly referred to as the Greensboro Airport Hampton Inn located at 7802 National Service Road in Greensboro, North Carolina (the “Greensboro Property”) for an aggregate purchase price of $15,100,000. The OP acquired the Greensboro Property from Medalist Properties 8, LLC, a Delaware limited liability company and affiliate of the Company, pursuant to that certain Real Estate Purchase and Sale Agreement (the “Purchase and Sale Agreement”), dated as of July 31, 2016, and subsequently assigned a tenant-in-common interest in the Greensboro Property to MDR Buyer. Pursuant to that certain Assignment of Real Estate Purchase and Sale Agreement, dated September 15, 2017, by and between OP, MDR Buyer and PMI Greensboro, LLC, a Delaware limited liability company (“PMI Buyer”), MDR Buyer acquired an undivided sixty-four percent (64%) tenant-in-common interest in the Greensboro Property from OP and PMI Buyer acquired the remaining undivided thirty-six percent (36%) tenant-in-common interest.

The material agreements entered into to implement the acquisition of the Greensboro Property are described below.

Tenancy in Common Agreement

MDR Buyer and PMI Buyer entered into a Tenancy in Common Agreement dated as of November 3, 2017 (the “TIC Agreement”) to govern the relationship between them as tenants-in-common in the Greensboro Property and to provide for the operation of the Greensboro Property. Each of MDR Buyer and PMI Buyer shall be responsible for the payment of its percentage interest of the Greensboro Property’s expenses and shall be entitled to its percentage interest of the Greensboro Property’s revenues.

Under the TIC Agreement, MDR Buyer has the right and authority to manage the day-to-day business of the Greensboro Property. However, major decisions regarding the Greensboro Property will require the unanimous approval of the tenants-in-common. These major decisions include: (i) the execution, amendment and/or termination of that certain lease of the property by the tenants-in-common, as landlords, to MDR Greensboro HI TRS, LLC, as tenant (the “TRS Lease”); (ii) any lease, sublease, deed restriction, or grant of easement of/on all or any portion of the Greensboro Property; (iii) any sale or exchange of the Greensboro Property; (iv) any indebtedness or loan, and any negotiation or refinancing thereof, secured by a lien on the Greensboro Property; (v) any successor or replacement property manager; (vi) annual budgets for development and operations of the Greensboro Property; and (vii) any contracts, renewals and amendments thereof, and any transactions with parties affiliated with any tenant-in-common or the property manager, including the management agreement.

The TIC Agreement provides that the tenants-in-common may call for additional cash contributions for any purpose in connection with the ownership, operation and maintenance of the Greensboro Property and to cause the tenants-in-common to satisfy their obligations under the franchise agreement with respect to the Greensboro Property and the mortgage loan documents. Each tenant-in-common will be required to deliver such tenant-in-common’s pro rata share of the additional cash called within fifteen days (15) of the cash call. If a tenant-in-common fails to fund its share of a cash call, then the other tenant-in-common may elect to fund the shortfall and treat the funds necessary to do so as a default loan to the defaulting tenant-in-common. All cash distributions otherwise payable to a defaulting tenant-in-common shall be paid to the tenant-in-common funding a default loan until such default loan is paid in full.

Lease Agreement

MDR Buyer and PMI Buyer (together, the “Landlord”), entered into a Lease Agreement dated as of November 3, 2017 (the “Lease Agreement”) with MDR Greensboro HI TRS, LLC as tenant (the “Tenant”) for the lease of the Greensboro Property for an initial term of five (5) years. Base rent for years one (1) through three (3) of the Lease Agreement is $866,834.00 per annum, and Base Rent for years four (4) through five (5) of the Lease Agreement is $946,834.00 per annum. Base rent shall be payable in arrears in equal, consecutive monthly installments. Percentage rent for the year one (1) of the Lease Agreement is six percent (6%) of gross revenue of the Greensboro Property, and percentage rent for years two (2) through five (5) is ten percent (10%) of gross revenue. Percentage rent shall be payable quarterly.

Tenant shall be responsible for all taxes (other than real estate taxes, personal property taxes and capital impositions), assessments, water, sewer or other rents and charges, excises, tax inspection, authorization and other such fees. Landlord shall be responsible for all real estate taxes, personal property taxes and capital impositions (as defined in the Lease Agreement).

Affiliate Loans

Affiliate Loan #1: In connection with the financing transaction, our company borrowed the principal sum of $202,000 from Medalist Fund I, LLC, a Delaware limited liability company (”Fund I”), together with interest at the rate of ten percent (10%) per annum, with a maturity date of January 31, 2018. We shall pay to Fund I at least six (6) months of interest on this loan, regardless of the actual pay off date. Fund I is an affiliate of our company and is managed by our manager. We anticipate that the loan from Fund I shall be repaid using proceeds of our ongoing offering under Tier 2 of Regulation A.

Affiliate Loan #2: In connection with the financing transaction, our company borrowed the principal sum of $250,000 from Medalist Fund II, LLC, a Delaware limited liability company (“Fund II”), together with interest at the rate of ten percent (10%) per annum, with a maturity date of January 31, 2018. We shall pay to Noteholder at least six (6) months of interest on this loan regardless of the actual pay off date. Fund II is an affiliate of our company and is managed by our manager. We anticipate that the loan from Fund I shall be repaid using proceeds of our ongoing offering under Tier 2 of Regulation A.

Franchise Agreement

MDR Buyer and PMI Buyer (together referred to in this section as “Franchisee”), as Franchisee, entered into an Assignment, Assumption and Amendment to Franchise Agreement dated as of November 3, 2017 with Hilton Franchise Holding LLC (the “Franchisor”) for the operation of a Hampton Inn by Hilton on the Greensboro Property. Franchisee is granted a limited, non-exclusive license to use the Hampton Inn by Hilton brand marks and the Hilton system during the term of the Franchise Agreement, which shall expire on November 30, 2032.

Franchisee will pay four percent (4%) of the Greensboro Property’s gross rooms revenue for each preceding calendar month as a monthly program fee, and shall pay a monthly royalty fee of six percent (6%) of the Greensboro Property’s gross rooms revenue for the preceding calendar month.

Franchisee is required, among other things, to execute that certain “Product Improvement Plan” (the “PIP”) included as an exhibit to the Franchise Agreement, and to commence and complete the PIP as outlined therein. The PIP is anticipated to cost $2,000,000.00 and will be funded by PIP Reserve Funds that were deposited by us into a PIP Reserve Account pursuant to the Loan.

Any offering of securities requires Franchisors review if Franchisee uses the Hampton Inn Hilton marks or brands, or refer to the Franchisor or the Franchise Agreement in the offering. All materials required to be provided with an offer of securities must be submitted and reviewed by Franchisor at least sixty (60) days before the date Franchisee distributes those materials or file them with any governmental agency, including any materials to be used in any offering exempt from registration under any securities laws.

Loan Financing

The acquisition of the Greensboro Property was primarily funded with a $10.6 million senior mortgage loan (the “Loan”) made by Benefit Street Partners Realty Operating Partnership, L.P. to MDR Buyer and PMI Buyer, which Loan is secured by the Greensboro Property and improvements. The Loan has an initial 36-month term, maturing on November 9, 2020, Borrower, however, has extension options, which if exercised, could extend the maturity date of the Loan for two (2) successive 12-month periods. The Loan requires monthly interest only payments during the 36-month term.

The Loan carries a LIBOR rate of interest, which is defined as the greater of (i) sum of (A) the Adjusted LIBOR Rate and (B) the LIBOR Spread and (ii) six and one tenth percent (6.10%). The Adjusted LIBOR Rate shall be defined as with respect to the applicable Interest Period (defined as the period that commences on the 15th day of each calendar month, ending and including the 14th day of the next occurring month), the quotient of (i) LIBOR applicable to such Interest Period, divided by (ii) one (1) minus the Reserve Percentage:

Adjusted LIBOR Rate	=	LIBOR
(1 – Reserve Percentage)

The Reserve Percentage shall mean the rates (expressed as a decimal) of reserve requirements applicable to Lender on the applicable Determination Date (the day that is two (2) London business days prior to the first day of any Interest Period) (including, without limitation, basic, supplemental, marginal and emergency reserves) under any regulations of any Governmental Authority as now and from time to time hereafter in effect, dealing with reserve requirements prescribed for Eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board of Governors of the Federal Reserve System) (or against any other category of liabilities which includes deposits by reference to which LIBOR is determined or against any category of extensions of credit or other assets which includes loans by a non United States office of a depository institution to United States residents or loans which charge interest at a rate determined by reference to such deposits). The determination of the Reserve Percentage shall be based on the assumption that Lender funded 100% of the Loan in the interbank Eurodollar market. In the event of any change in the rate of such Reserve Percentage during an Interest Period, or any variation in such requirements based upon amounts or kinds of assets or liabilities, or other factors, including, without limitation, the imposition of Reserve Percentages, or differing Reserve Percentages, on one or more but not all of the holders of the Loan or any participation therein, Lender may use any reasonable averaging and/or attribution methods which it deems appropriate and practical for determining the rate of such Reserve Percentage which shall be used in the computation of the Reserve Percentage. Lender’s computation of the Reserve Percentage shall be determined conclusively by Lender and shall be conclusive and binding on Borrower for all purposes, absent manifest error.

The Loan may be prepaid on or after December 9, 2018 with at least thirty (30) business days prior notice and the payment of: (i) one percent (1%) of the principal balance of the loan; (ii) if the prepayment occurs on a day that does not occur on the 14th of any month during the term, any such loss or expense arising from interest or fees payable by the lender to lenders of funds obtained by it in order to maintain the Loan as a LIBOR Loan (the Loan at such time as interest thereon accrues as a rate of interest based upon LIBOR); (iii) the conversion (for any reason whatsoever, whether voluntary or involuntary) of the Interest Rate from the LIBOR Rate to the Prime Rate (rate of interest published in The Wall Street Journal from time to time as the “Prime Rate”) plus the Prime Rate Spread (shall mean the difference (expressed as the number of basis points) between (a) the LIBOR Rate on the Determination Date that LIBOR was last applicable to the Loan and (b) the Prime Rate on the Determination Date that LIBOR was last applicable to the Loan; provided, however, in no event shall such difference be a negative number) with respect to any portion of the outstanding principal amount of the Loan then bearing interest at the LIBOR Rate on a date other than the last day of an Interest Period, including, without limitation, such loss or expenses arising from interest or fees payable by Lender to lenders of funds obtained by it in order to maintain a LIBOR Loan hereunder; and (iv) a Minimum Interest Payment, which is equal to the positive difference, if any, between (i) the entire Minimum Interest (an amount equal to interest at the Interest Rate in effect as of the date of full repayment of the Debt (whether by virtue of a voluntary prepayment hereunder, acceleration, or otherwise) calculated on the face amount of the Note for a period of twenty-four (24) months), minus (ii) the aggregate total of all Monthly Debt Service Payments (monthly payments) paid by Borrower during the term of the Loan (exclusive of any portions thereof constituting (A) interest accrued at the Default Rate in excess of the Interest Rate or (B) payments of principal).

Issuance of OP Units

Certain members of Medalist Properties 8, LLC, who held an aggregate of 34.97% of the ownership interests in the Greensboro Property prior to the acquisition, were issued proceeds for the purchase price of the Greensboro Property in the form of operating partnership interests in the OP (the “OP Units”) in lieu of cash. Such members made a direct contribution to MDR Buyer of their aggregate 34.97% ownership interests in the Greensboro Property in exchange for an aggregate of 170,266 OP Units, subject to adjustment following final proration of the Greensboro Property.